EXHIBIT 11.1

Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, Consolidated Statements of Income for the three and nine months ended September 30, 2009 and 2008, included in this report as Exhibit 13.3.

Earnings Per Share

Net Income / Weighted average shares of common stock outstanding for the period

	Three months ended September 30,
	2009	2008
Weighted Average Shares Outstanding	1,589,411	1,589,411
Net Income	$468,248	$521,905
Per Share Amount	$0.30	$0.33

	Nine months ended September 30,
	2009	2008
Weighted Average Shares Outstanding	1,589,411	1,589,411
Net Income	$1,538,067	$1,669,463
Per Share Amount	$0.97	$1.05

No common stock equivalents exist.